

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 30, 2015

<u>Via E-mail</u>
Gavin L. James
President and Chief Executive Officer
Western Asset Mortgage Capital Corporation
385 East Colorado Boulevard
Pasadena, California 91101

> **Re:** **Western Asset Mortgage Capital Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35543**

Dear Mr. James:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Investments, page 71</u>

1.   We note your disclosure on page 73 regarding constant prepayment rates for your Agency portfolio. In future Exchange Act periodic reports, please provide similar disclosure for the other non-Agency RMBS in your portfolio, or advise us why you do not believe such disclosure is material.

2.   We note your disclosure of the geographic distribution of the collateral securing your residential whole-loan portfolio on page 74. In future Exchange Act periodic reports, please provide similar disclosure for the non-Agency RMBS and Non-Agency CMBS in your portfolio, or advise us why you do not believe such disclosure is material.

<u>Borrowing under Various Financing Arrangements, page 100</u>

3.   We note your disclosure regarding haircut ranges based on collateral type. In future Exchange Act periodic reports, to the extent material, please identify your period end weighted average haircut broken out by collateral type and discuss any trends in these rates between periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities